UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLORY STAR NEW MEDIA GROUP HOLDINGS

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G88950 103

(CUSIP Number)

Alexander Donnelly

Maven Investment Partners Ltd

Level 7, 155 Bishopsgate

London, United Kingdom, EC2M 3TQ

+44 20 3763 2003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G88950 103

1	NAME OF REPORTING PERSONS Maven Investment Partners Ltd (“MIPL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

3,432,926 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”) and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	8	SHARED VOTING POWER 0
	9

SOLE DISPOSITIVE POWER

3,432,926 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”) and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,432,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 68,124,402 ordinary shares issued and outstanding as of June 30, 2022

CUSIP No. G88950 103

1	NAME OF REPORTING PERSONS Ian Mark Toon (“Ian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

3,432,926 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

3,432,926 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,432,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 68,124,402 ordinary shares issued and outstanding as of June 30, 2022

CUSIP No. G88950 103

1	NAME OF REPORTING PERSONS Ivan Ivanov Koedjikov (“Ivan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bulgaria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

3,432,926 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

3,432,926 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,432,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%(1)
14.	TYPE OF REPORTING PERSON CO
30
(1)	Based on 68,124,402 ordinary shares issued and outstanding as of June 30, 2022

CUSIP No. G88950 103

1	NAME OF REPORTING PERSONS Benjamin Nur Huda (“Ben”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

3,432,926 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

3,432,926 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,432,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 68,124,402 ordinary shares issued and outstanding as of June 30, 2022

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Glory Star New Media Group Holdings Limited, a Cayman Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, People's Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

(a) The persons and entity filing this Schedule 13D are Maven investment partners Ltd (“MIPL”), Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”) and Benjamin Nur Huda (“Ben”), the directors of MIPL (collectively, the “Listed Persons” and together with MIPL, the “Reporting Person”).

(b) The address of the principal place of business for MIPL & Ian is Maven Investment Partners Ltd, Level 7, 155 Bishopsgate, London, United Kingdom, EC2M 3TQ. The principal place of business for Ivan is Suite 1750, 17th Floor, 353 North Clark Street, Chicago, Illinois 60654.The principal place of business for Ben is Suite 56.02, Level 56, MLC Centre, 19-29 Martin Place, Sydney, Australia.

(c) The principal occupation of each of the Reporting Persons is within proprietary trading Each of the Listed Persons is employed at the addresses referenced above in item 2(b).

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MIPL is a UK Private limited company. Ian is a British citizen. Ivan is a Bulagarian citizen. Ben is an Australian citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ordinary course of business, investments and trading, $4,378,951.00 cost basis.

ITEM 4. PURPOSE OF THE TRANSACTION

The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of the Shares at prices that would make the purchase or sale of the Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

Item 5. Interest in Securities of the Issuer.

(a) See Rows 11 and 13 for each Reporting Person.

(b) See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)

Date	Action	Total Quantity	Price per share
28 July 2022	Buy	18,800	1.36
29 July 2022	Buy	6,227	1.3583
01 August 2022	Buy	8,667	1.3677
02 August 2022	Buy	31,200	1.3842
03 August 2022	Buy	27,500	1.3945
04 August 2022	Buy	36,966	1.3999
05 August 2022	Buy	40,000	1.3908
08 August 2022	Buy	40,000	1.3930
09 August 2022	Buy	2,459	1.4002
10 August 2022	Buy	40,000	1.4300
11 August 2022	Buy	45,000	1.4181
12 August 2022	Buy	45,000	1.4238
15 August 2022	Buy	5,700	1.4300
16 August 2022	Buy	32,695	1.4288
17 August 2022	Buy	73,000	1.4068
18 August 2022	Buy	31,080	1.4111
19 August 2022	Buy	45,600	1.4047
22 August 2022	Buy	38,835	1.4080
23 August 2022	Buy	60,900	1.3943
24 August 2022	Buy	19,681	1.3992
25 August 2022	Buy	50,000	1.3907
26 August 2022	Buy	11,620	1.4081
29 August 2022	Buy	20,000	1.4027
30 August 2022	Buy	32,000	1.4005
31 August 2022	Buy	37,200	1.4015
01 September 2022	Buy	70,000	1.3849
02 September 2022	Buy	51,900	1.3691
06 September 2022	Buy	51,500	1.3722
07 September 2022	Buy	20,000	1.3819
08 September 2022	Buy	50,000	1.3731
09 September 2022	Buy	42,799	1.3727
12 September 2022	Buy	29,400	1.3821
13 September 2022	Buy	50,000	1.3714
14 September 2022	Buy	50,000	1.3637
15 September 2022	Buy	80,000	1.3182
16 September 2022	Buy	25,000	1.3278
19 September 2022	Buy	537	1.3408
20 September 2022	Buy	46,004	1.3806
21 September 2022	Buy	6,300	1.3900
22 September 2022	Buy	205,694	1.4672
23 September 2022	Buy	134,200	1.4660
26 September 2022	Buy	30,512	1.4653

(d) N/A

(e) N/A

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

  1 Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2022

MAVEN INVESTMENT PARTNERS LTD

/s/ IAN MARK TOON
Name: IAN MARK TOON
Title: DIRECTOR

/s/ IAN MARK TOON
IAN MARK TOON

/s/ IVAN IVANOV KOEDJIKOV
IVAN IVANOV KOEDJIKOV

/s/ BENJAMIN NUR HUDA
BENJAMIN NUR HUDA